Filed Pursuant to Rule 433

Registration Statement No. 333-177864

Final Term Sheet, Dated December 4, 2012

Relating to Preliminary Prospectus Supplement dated December 4, 2012 to Prospectus dated November 9, 2011

$350,000,000 2.950% NOTES DUE 2022

Issuer:	Camden Property Trust

Type:	SEC Registered

Size:	$350,000,000

Maturity:	December 15, 2022

Coupon (Interest Rate):	2.950%

Benchmark Treasury:	1.625% due November 15, 2022

Benchmark Treasury Price and Yield:	100-06; 1.603%

Spread to Benchmark Treasury:	1.47% (147 basis points)

Yield to Maturity:	3.073%

Interest Payment Dates:	June 15 and December 15, commencing on June 15, 2013

Day Count Convention:	30 / 360

Redemption Provision:	Make-whole call based on U.S. Treasury + 0.25% (+ 25 basis points); if, however, the Notes are redeemed 90 days or fewer prior to their maturity date, the redemption price will equal 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the amount being redeemed to the redemption date

Price to Public:	98.945%

Settlement Date:	T+3; December 7, 2012

Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	Credit Suisse Securities (USA) LLC. Deutsche Bank Securities Inc. SunTrust Robinson Humphrey, Inc.

Junior Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Capital One Southcoast, Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc.

Expected Ratings (Moody’s / S&P / Fitch):	Baa1/BBB/BBB+ (stable/positive/stable)

CUSIP:	133131 AT9

ISIN:	US133131AT99

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC toll free at 212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, U.S. Bancorp Investments, Inc. at 877-558-2607 or Wells Fargo Securities, LLC at 1-800-326-5897.